SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

1.	Press Release issued on January 26, 2005, announcing an estimate of Grupo Imsa´s fourth quarter 2004 results.

GRUPO IMSA ANNOUNCES ESTIMATE OF FOURTH QUARTER 2004 RESULTS

Monterrey, N.L., Mexico – January 26, 2005 – Grupo Imsa, S.A. de C.V. (BMV: IMSA) (NYSE: IMY) estimates that its fourth quarter 2004 sales will total 9,596 million pesos, while EBITDA (operating income plus depreciation and amortization) could reach 1,252 million pesos for the quarter. These figures represent year-over-year growths of approximately 30% in sales and 89% in EBITDA, and would give Grupo Imsa historical record revenues and EBITDA for 2004.

The results being reported reflect a recovery in demand in most of Grup Imsa’s markets, a commercial strategy that has enabled the Company to capitalize on this growth and react rapidly to the dynamics of the industries in which it participates, and significant savings generated by continuous improvement programs. Additionally, in fourth quarter 2004 Grupo Imsa took advantage of the capital expenditures it had been making over the past few years to strengthen its asset base by increasing capacity and improving operating processes. IMSATEC benefited from a recovery in non-residential construction, while IMSALUM’s profiles business benefited from a recovery in residential construction in Mexico and increased ladder sales in the United States. IMSA ACERO’s businesses were able to capitalize on a rise in steel prices and demand in the global marketplace.

Grupo Imsa will publish its fourth quarter 2004 report on Wednesday, February 16, 2005 and will conduct a conference call with investors on Thursday, February 17.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s performance which should be taken as estimates made in good faith on the basis of the information available at the time that this document was prepared and reflecting Company management’s current expectations and beliefs. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company and its subsidiaries participate.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: January 26, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer